                                                                      EXHIBIT 99

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Lyondell Chemical Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Lyondell Chemical Company and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP


PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 12, 2001

                           LYONDELL CHEMICAL COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME


                                                      For the year ended December 31,
                                                      -------------------------------
Millions of dollars, except per share data              2000       1999       1998
------------------------------------------             ------     ------     ------

Sales and other operating revenues                     $4,036     $3,693     $1,447

Operating costs and expenses:
     Cost of sales                                      3,371      2,891      1,089
     Selling, general and administrative expenses         190        240        126
     Research and development expense                      35         58         26
     Amortization of goodwill and other intangibles       101        100         41
     Unusual charges                                       --         --         61
                                                       ------     ------     ------
                                                        3,697      3,289      1,343
                                                       ------     ------     ------

     Operating income                                     339        404        104

Interest expense                                         (514)      (616)      (287)
Interest income                                            52         27         25
Other income, net                                          27          5         12
Gain on sale of assets                                    590         --         --
                                                       ------     ------     ------
      Income (loss) before equity investments,
          income taxes and extraordinary item             494       (180)      (146)
                                                       ------     ------     ------

Income from equity investments:
     Equistar Chemicals, LP                               101         52        119
     LYONDELL-CITGO Refining LP                            86         23        110
     Other                                                 12          1          6
                                                       ------     ------     ------
                                                          199         76        235
                                                       ------     ------     ------
     Income (loss) before income
          taxes and extraordinary item                    693       (104)        89

Provision for (benefit from) income taxes                 223        (24)        37
                                                       ------     ------     ------
      Income (loss) before extraordinary item             470        (80)        52

Extraordinary loss on extinguishment
     of debt, net of income taxes                         (33)       (35)        --
                                                       ------     ------     ------
Net income (loss)                                      $  437     $ (115)    $   52
                                                       ======     ======     ======

Basic earnings per share:
     Income (loss) before extraordinary item           $ 4.00     $ (.77)    $  .67
     Extraordinary loss                                  (.28)      (.33)        --
                                                       ------     ------     ------
     Net income (loss)                                 $ 3.72     $(1.10)    $  .67
                                                       ======     ======     ======

Diluted earnings per share:
     Income (loss) before extraordinary item           $ 3.99     $ (.77)    $  .67
     Extraordinary loss                                  (.28)      (.33)        --
                                                       ------      -----     ------
     Net income (loss)                                 $ 3.71     $(1.10)    $  .67
                                                       ======     ======     ======



                See Notes to Consolidated Financial Statements.

                           LYONDELL CHEMICAL COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                                December 31,
                                                              ----------------
Millions, except shares and par value data                     2000       1999
------------------------------------------                    ------     ------

ASSETS
Current assets:
     Cash and cash equivalents                                $  260     $  307
     Accounts receivable:
          Trade, net                                             465        554
          Related parties                                         43         12
     Inventories                                                 392        519
     Prepaid expenses and other current assets                    49        114
     Deferred tax assets                                         136        380
                                                              ------     ------
          Total current assets                                 1,345      1,886
Property, plant and equipment, net                             2,429      4,291
Investments and long-term receivables:
     Investment in PO joint ventures                             621         --
     Investment in Equistar Chemicals, LP                        599        607
     Receivable from LYONDELL-CITGO Refining LP                  229        219
     Investment in LYONDELL-CITGO Refining LP                     20         52
     Other investments and long-term receivables                 137        137
Goodwill, net                                                  1,152      1,545
Other assets                                                     515        761
                                                              ------     ------
Total assets                                                  $7,047     $9,498
                                                              ======     ======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable:
          Trade                                               $  313     $  339
          Related parties                                         86         11
     Current maturities of long-term debt                         10        225
     Other accrued liabilities                                   325        446
                                                              ------     ------
          Total current liabilities                              734      1,021
Long-term debt, less current maturities                        3,844      6,046
Other liabilities                                                441        331
Deferred income taxes                                            702        891
Commitments and contingencies                                     --         --
Minority interest                                                181        202
Stockholders' equity:
     Preferred stock, $.01 par value, 80,000,000 shares
        authorized, none outstanding                              --         --
     Common stock, $1.00 par value, 250,000,000 shares
        authorized, 120,250,000 issued                           120        120
     Additional paid-in capital                                  854        854
     Retained earnings                                           504        172
     Accumulated other comprehensive loss                       (258)       (64)
     Treasury stock, at cost, 2,689,667 and 2,678,976 shares,    (75)       (75)
      respectively                                            ------     ------

          Total stockholders' equity                           1,145      1,007
                                                              ------     ------

Total liabilities and stockholders' equity                    $7,047     $9,498
                                                              ======     ======


                See Notes to Consolidated Financial Statements.

                           LYONDELL CHEMICAL COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                      For the year ended December 31,
                                                                                  ---------------------------------------
Millions of dollars                                                                 2000            1999            1998
-------------------                                                               -------         -------         -------
Cash flows from operating activities:
     Net income (loss)                                                            $   437         $  (115)        $    52
     Adjustments to reconcile net income (loss) to net
       cash provided by operating activities, net of the
       effects of purchase accounting and deconsolidation
       of affiliates:
          Gain on sale of assets                                                     (590)             --              --
          Depreciation and amortization                                               279             330             138
          Unusual charges                                                              --              --              61
          Extraordinary items                                                          33              35              --
          Deferred income taxes                                                        55              36              76
          (Increase) decrease in accounts receivable                                 (160)           (124)             93
          Decrease (increase) in inventories                                            3              15             (15)
          Increase (decrease) in accounts payable                                      67              52            (148)
          Net change in other working capital accounts                                 24             (11)             24
          Other, net                                                                  (87)             82             (18)
                                                                                  -------         -------         -------
               Net cash provided by operating activities                               61             300             263
                                                                                  -------         -------         -------

Cash flows from investing activities:
     Purchase of ARCO Chemical Company, net of
          cash acquired                                                                --              --          (5,869)
     Proceeds from sales of assets, net of cash sold                                2,497              --              --
     Expenditures for property, plant and equipment                                  (104)           (131)            (64)
     Contributions and advances to affiliates                                         (40)            (52)            (35)
     Distributions from affiliates in excess of earnings                               85             134             435
     Deconsolidation of affiliate                                                      --              --             (11)
     Other                                                                             --               4              --
                                                                                  -------         -------         -------
               Net cash provided by (used in) investing activities                  2,438             (45)         (5,544)
                                                                                  -------         -------         -------
Cash flows from financing activities:
     Repayments of long-term debt                                                  (2,417)         (4,122)           (715)
     Proceeds from issuance of long-term debt                                          --           3,400           6,500
     Payment of debt issuance costs                                                    --            (107)           (130)
     Issuance of common stock                                                          --             736              --
     Dividends paid                                                                  (106)            (97)            (70)
     Net decrease in short-term debt                                                   --              --            (100)
     Repurchase of common stock                                                        --              --             (59)
     Other                                                                            (20)              8              --
                                                                                  -------         -------         -------
               Net cash (used in) provided by financing activities                 (2,543)           (182)          5,426
                                                                                  -------         -------         -------
Effect of exchange rate changes on cash                                                (3)              1               2
                                                                                  -------         -------         -------
(Decrease) increase in cash and cash equivalents                                      (47)             74             147
Cash and cash equivalents at beginning of period                                      307             233              86
                                                                                  -------         -------         -------
Cash and cash equivalents at end of period                                        $   260         $   307         $   233
                                                                                  =======         =======         =======




                See Notes to Consolidated Financial Statements.

                           LYONDELL CHEMICAL COMPANY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY





                                                                                            Accumulated
                                           Common Stock           Additional                Other
Millions, except shares and per       ------------------------     Paid-In       Retained   Comprehensive   Comprehensive
 share data                            Issued       Treasury       Capital       Earnings   Income (Loss)   Income (Loss)
-------------------------------       --------    ------------   -----------   -----------  --------------  -------------
Balance, January 1, 1998
   (80,000,000 shares issued)         $ 80        $(26)          $158          $ 407            $  --           $  --
       Net income                       --          --             --             52               --              52
       Cash dividends ($.90 per         --          --             --            (70)              --              --
        share)
       Purchase of 3,067,051            --         (59)            --             --               --              --
        treasury shares
       Reissuance of 88,848 treasury
        shares under restricted
        stock plan                      --           2             --             --               --              --
       Foreign currency translation,
        net of tax of $25               --          --             --             --               32              32
       Other                            --          --             --             (2)              --              --
                                      ----        ----           ----          -----        ---------       ---------
       Comprehensive income                                                                                     $  84
                                                                                                            =========

Balance, December 31, 1998
   (80,000,000 shares issued;
      2,978,203 treasury shares)        80         (83)           158            387               32         $    --
       Net loss                         --          --             --           (115)              --            (115)
       Cash dividends ($.90 per         --          --             --            (97)              --              --
        share)
       Issuance of common stock         40          --            696             --               --              --
       Reissuance of 299,227
        treasury shares under
        restricted stock plan           --           8             --             --               --              --
       Foreign currency translation,
        net of tax of $31               --          --             --             --              (96)            (96)
       Other                            --          --             --             (3)              --              --
                                      ----        ----           ----          -----        ---------       ---------
        Comprehensive loss                                                                                      $(211)
                                                                                                            =========

Balance, December 31, 1999
   (120,250,000 shares issued;
      2,678,976 treasury shares)      $120        $(75)          $854          $ 172            $ (64)        $    --
       Net income                       --          --             --            437               --             437
       Cash dividends ($.90 per         --          --             --           (106)              --              --
        share)
       Reissuance of 71,127 treasury
        shares under restricted
        stock plan                      --           2             --             --               --              --
       Forfeiture of 60,436 shares
        under restricted stock plan     --          (2)            --             --               --              --
       Foreign currency translation     --          --             --             --             (183)           (183)
       Minimum pension liability,
        net of tax of $5                --          --             --             --              (11)            (11)
       Other                            --          --             --              1               --              --
                                      ----        ----           ----          -----        ---------       ---------
       Comprehensive income                                                                                     $ 243
                                                                                                            =========

Balance, December 31, 2000
   (120,250,000 shares issued;
      2,689,667 treasury shares)      $120        $(75)          $854          $ 504             (258)
                                      ====        ====           ====          =====        =========


                See Notes to Consolidated Financial Statements.

                           LYONDELL CHEMICAL COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Description of the Company and Operations

Lyondell Chemical Company ("Lyondell") operates in the (i) intermediate chemicals and derivatives, (ii) petrochemicals, (iii) polymers, (iv) refining and (v) methanol businesses through the operations of the former ARCO Chemical Company ("ARCO Chemical") acquired by Lyondell as of July 28, 1998 (see Note 3), and through Lyondell's joint venture ownership interests in Equistar Chemicals, LP ("Equistar"), LYONDELL-CITGO Refining LP ("LCR") and Lyondell Methanol Company, L.P. ("LMC").

Lyondell is a leading worldwide producer and marketer of propylene oxide ("PO"), polyether polyols, propylene glycol, propylene glycol ethers, toluene diisocyanate ("TDI"), styrene monomer ("SM") and methyl tertiary butyl ether ("MTBE"). The polyether polyols business was sold effective March 31, 2000 (see
Note 4). These operations are reported as the intermediate chemicals and derivatives ("IC&D") segment.

Lyondell's operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar (see Note 5). Lyondell accounts for its investment in Equistar using the equity method of accounting.

Equistar's petrochemicals segment produces olefins, including ethylene, propylene and butadiene; aromatics, including benzene and toluene; oxygenated products, including ethylene oxide and derivatives, ethylene glycol, ethanol and MTBE, and specialty products, including refinery blending stocks.

Equistar's polymers segment produces polyolefins, including high density polyethylene ("HDPE"), low density polyethylene ("LDPE"), linear-low density polyethylene ("LLDPE") and polypropylene; and performance polymers products, including wire and cable insulating resins and compounds, adhesive resins, and fine powders. Equistar's color concentrates and compounds business, which was part of performance polymers products, was sold effective April 30, 1999.

Lyondell's refining segment operations are conducted through its joint venture ownership interest in LCR (see Note 6). Lyondell accounts for its investment in LCR using the equity method of accounting. LCR's full-conversion Houston, Texas refinery ("Refinery") produces refined petroleum products, including conventional and reformulated gasoline, low sulfur diesel and jet fuel; aromatics, including benzene, toluene, paraxylene and orthoxylene; lubricants, including industrial lubricants, white oils and process oils; carbon black oil; sulfur; residual fuel and petroleum coke. LCR sells its principal refined products to Lyondell's joint venture partner in LCR, CITGO Petroleum Corporation ("CITGO").

Lyondell has additional operations conducted through its 75% joint venture ownership interest in LMC, which produces methanol. Lyondell accounts for its investment in LMC using the equity method of accounting.

From its formation in 1985 through June 1988, Lyondell operated as a division of Atlantic Richfield Company ("ARCO"), which is now wholly owned by BP. In July 1988, ARCO transferred the division's assets and liabilities along with additional pipeline assets, to its wholly owned subsidiary, Lyondell Petrochemical Company (subsequently renamed Lyondell Chemical Company in 1998), a Delaware corporation. In January 1989, ARCO completed an initial public offering of approximately 50.1% of Lyondell's common stock. In August 1994, ARCO issued three-year debt securities ("Exchangeable Notes") which were exchangeable upon maturity on September 15, 1997 into Lyondell common stock or an equivalent cash value, at ARCO's option. On September 15, 1997, ARCO delivered shares of Lyondell common stock to the holders of the Exchangeable Notes. Lyondell purchased the remaining 383,312 shares of common stock held by ARCO after the conversion, and ARCO no longer owns any shares of Lyondell common stock.

                           LYONDELL CHEMICAL COMPANY

2.  Summary of Significant Accounting Policies

Basis of Presentation--The consolidated financial statements include the accounts of Lyondell and its subsidiaries, including the results of the operations of the business acquired from ARCO Chemical prospectively from August 1, 1998. All significant intercompany transactions have been eliminated in consolidation. Lyondell's joint venture ownership interests are accounted for using the equity method of accounting.

Equity Method of Accounting--Investments in joint ventures where Lyondell exerts a certain minimum level of management control, but lacks full decision making ability over all major issues, are accounted for using the equity method of accounting. Under those circumstances, this accounting treatment is used even though Lyondell's ownership percentage may exceed 50%.

Revenue Recognition--Revenue from product sales is recognized upon delivery of products to the customer.

Cash and Cash Equivalents--Cash equivalents consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts purchased with an original maturity date of three months or less. Cash equivalents are stated at cost, which approximates fair value. Lyondell's policy is to invest cash in conservative, highly rated instruments and limit the amount of credit exposure to any one institution. Lyondell performs periodic evaluations of the relative credit standing of these financial institutions, which are considered in Lyondell's investment strategy.

Lyondell has no requirements for compensating balances in a specific amount at a specific point in time. Lyondell does maintain compensating balances for some of its banking services and products. Such balances are maintained on an average basis and are solely at Lyondell's discretion. As a result, none of Lyondell's cash is restricted.

Accounts Receivable--Lyondell sells its products primarily to other industrial concerns in the petrochemicals and refining industries. Lyondell performs ongoing credit evaluations of its customers' financial condition, and, in certain circumstances, requires letters of credit from them. Lyondell's allowance for doubtful accounts receivable, which is reflected in the Consolidated Balance Sheets as a reduction of accounts receivable, totaled $12 million and $9 million at December 31, 2000 and 1999, respectively.

Property, Plant and Equipment--Property, plant and equipment are recorded at cost. Depreciation of manufacturing facilities and equipment is computed using the straight-line method over the estimated useful lives of the related assets ranging from 5 to 30 years. Upon retirement or sale, Lyondell removes the cost of the asset and the related accumulated depreciation from the accounts and reflects any resulting gain or loss in the Consolidated Statements of Income. Lyondell's policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year.

Turnaround Maintenance and Repair Expenses--Cost of repairs and maintenance incurred in connection with turnarounds of major units at Lyondell's manufacturing facilities exceeding $5 million are deferred and amortized using the straight-line method until the next planned turnaround, generally four to six years. These costs are maintenance, repair and replacement costs that are necessary to maintain, extend and improve the operating capacity and efficiency rates of the production units. Lyondell amortized $10 million and $7 million of deferred turnaround maintenance and repair costs for the years ended December 31, 2000 and 1999, respectively. None were amortized in 1998.

Deferred Software Costs--Costs to purchase and develop software for internal use are deferred and amortized on a straight-line basis over a range of 3 to 7 years. Lyondell amortized $3 million of deferred software costs for the year ended December 31, 2000. None were deferred prior to 2000.

Goodwill--Goodwill represents the excess of purchase price paid over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is amortized over 40 years, the estimated useful life, using the straight-line method.

                           LYONDELL CHEMICAL COMPANY

Deferred Charges--Deferred charges are carried at cost and consist primarily of company-owned life insurance, capacity reservation fees and other long-term processing rights and costs, deferred debt issuance costs and patents and licensed technology. These assets are amortized using the straight-line method over their estimated useful lives or the term of the related agreement, if shorter.

Environmental Remediation Costs--Expenditures related to investigation and remediation of contaminated sites, which include operating facilities and waste disposal sites, are accrued when it is probable a liability has been incurred and the amount of the liability can reasonably be estimated. Estimates have not been discounted to present value. Environmental remediation costs are expensed or capitalized in accordance with generally accepted accounting principles.

Minority Interest--Minority interest in 2000 and 1999 primarily represents the interest of third-party investors in a partnership that owns Lyondell's PO/SM II plant at the Channelview, Texas complex. Lyondell retains a majority interest in the partnership. The minority interest share of the partnership's income and loss is reported in "Other income (expense), net" in the Consolidated Statements of Income.

Exchanges--Inventory exchange transactions, which involve homogeneous commodities in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal LIFO valuation policy.

Income Taxes--Deferred income taxes result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes and are calculated based upon cumulative book and tax differences in the Consolidated Balance Sheets in accordance with SFAS No. 109, Accounting for Income Taxes. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Foreign Currency Translation--Where the local currency is the functional currency, the financial statements of international operations are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of "Accumulated other comprehensive income (loss)" in the stockholders' equity section of the Consolidated Balance Sheets. Where the U.S. dollar is the functional currency, remeasurement adjustments are recorded as foreign exchange gains and losses in the Consolidated Statements of Income.

Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Long-Lived Asset Impairment--In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, Lyondell reviews its long-lived assets, including goodwill, for impairment on an exception basis whenever events or changes in circumstances indicate a potential loss in utility. Impairment losses are recognized in the Consolidated Statements of Income.

Derivatives--Adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, did not have a significant impact on the Consolidated Financial Statements of Lyondell. The statement is effective for Lyondell's calendar year 2001.

Reclassifications--Certain previously reported amounts have been reclassified to conform to classifications adopted in 2000.

                           LYONDELL CHEMICAL COMPANY

3.  Purchase of ARCO Chemical Company

As of July 28, 1998, Lyondell completed its acquisition of ARCO Chemical. The transaction was financed through a $7 billion Credit Facility (see Note 16). This acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of the acquired business are included in Lyondell's Consolidated Statements of Income prospectively from August 1, 1998. The acquisition cost of approximately $5.9 billion has been allocated to the assets acquired and liabilities assumed based upon the estimated fair value of such assets and liabilities at the date of acquisition. In connection with the acquisition, Lyondell accrued liabilities for costs associated with the delay of construction of the PO-11 plant, vesting of certain key manager benefits pursuant to change of control provisions, severance costs for the involuntary termination of certain headquarters employees, and relocation costs for moving personnel to Lyondell's Houston headquarters. The liability totaled $255 million at the date of acquisition. Lyondell subsequently revised the portion of the estimated liabilities for penalties and cancellation charges related to the PO-11 lump-sum construction contract and related commitments. Based on the final negotiated terms, Lyondell reduced the accrued liability by $13 million in 1999 and by $8 million in 2000. In addition, during 2000 Lyondell finalized the portion of the accrued liability related to employee costs and reduced the liability by $10 million. The benefit in 2000 from the accrual reversal was substantially offset by other acquisition-related costs. Through December 31, 2000, Lyondell had paid and charged approximately $213 million in total against the accrued liability. The remaining $11 million of the accrued liability relates to PO-11 commitments and final settlement is subject to negotiations with the affected third parties.

Approximately $57 million, or less than 1% of the purchase price, was allocated to purchased in-process research and development. This included three projects valued at $29 million, $18 million and $10 million, respectively, representing two new product applications and one new process technology. Lyondell is continuing activities represented by these projects and the values assigned represent intangibles with no alternative future use. Accordingly, Lyondell wrote off the in-process research and development, recording a nonrecurring charge of $57 million in the third quarter 1998 (see Note 7). The excess of purchase price paid over the estimated fair value of net assets acquired was allocated to goodwill. The amount allocated to goodwill was approximately $1.4 billion.

The fair value of the assets acquired and liabilities assumed, net of cash acquired, was as follows:


Millions of dollars
-------------------
Current assets, net of cash acquired                                   $1,133
Property, plant and equipment                                           4,454
Purchased in-process research and development                              57
Goodwill                                                                1,445
Deferred charges and other assets                                       1,124
Current liabilities                                                      (599)
Long-term debt                                                           (952)
Other liabilities and deferred credits                                   (793)
                                                                       ------
Purchase price, net of cash acquired                                   $5,869
                                                                       ======

During 1999, Lyondell obtained the additional information needed to complete its review of the deferred tax effects of purchase accounting. This additional information resulted in an increase in goodwill of $188 million, primarily due to an increase in the long-term deferred income tax liability and a reduction of long-term deferred tax assets.

                           LYONDELL CHEMICAL COMPANY

The unaudited pro forma combined historical results of Lyondell and ARCO Chemical, giving effect to the acquisition and the Credit Facility drawdown as of the beginning of 1998 are as follows:

                                                          For the year ended
                                                          December 31, 1998
                                                          ------------------
Millions of dollars, except per share data
------------------------------------------
Sales and other operating revenues                                    $3,553
Unusual charges                                                           41
Operating income                                                         396
Income from equity investments                                           235
Net income                                                                42
Basic and diluted earnings per share                                  $  .54

The unaudited pro forma data presented above are not necessarily indicative of the results of operations of Lyondell that would have occurred had such transactions actually been consummated as of the beginning of 1998, nor are they necessarily indicative of future results.

4.  Gain on Sale of Assets

On March 31, 2000, Lyondell completed the sale of the polyols business and ownership interests in its U.S. PO manufacturing operations to Bayer AG and Bayer Corporation (collectively "Bayer") for approximately $2.45 billion. Lyondell recorded a pretax gain on the sale of $544 million. In the third quarter 2000, the final settlement of working capital with Bayer and resolution of certain estimated liabilities resulted in the recording of an additional pretax gain on the sale of $46 million. Lyondell used net proceeds of the asset sale to retire a significant portion of its outstanding debt (see Note 16). The polyols business had sales of approximately $830 million for the year ended December 31, 1999. The accompanying consolidated statements of income included the operating results of the polyols business through March 31, 2000. As part of the transaction, Lyondell entered into a U.S. PO manufacturing joint venture with Bayer and a separate joint venture with Bayer for certain related PO/SM technology. Lyondell contributed approximately $1.2 billion of assets to the joint ventures, and sold $522 million of ownership interests to Bayer. Lyondell's residual interests are reported as "Investment in PO joint ventures" in the accompanying Consolidated Balance Sheets (see Note 13). In addition, on December 19, 2000, Lyondell and Bayer formed a separate 50/50 joint venture for the construction of PO-11, a previously announced world-scale PO/SM plant located in Rotterdam, The Netherlands.

The major components of the net assets divested, were as follows:

Millions of dollars:
--------------------
Working capital, net of cash sold                             $  241
Property, plant and equipment                                    492
Investment in PO joint ventures                                  522
Goodwill                                                         348
Other intangibles                                                134
Other liabilities, net                                           (15)
                                                              ------
    Total net assets divested                                 $1,722
                                                              ======

As part of the asset sale, Lyondell accrued liabilities of $53 million for employee severance, relocation and other employee benefits, covering approximately 850 employees. The affected employees were generally terminated on or about April 1, 2000, with a limited number providing transition services through mid-2001. Payments of $25 million for severance, relocation and other employee benefits were made through December 31, 2000. During the third quarter 2000, Lyondell reduced the accrued liability by $25 million due to a reduction in the number of affected employees and significantly lower than expected payments of severance and other benefits. The $25 million reduction in accrued liability was included as part of the gain on sale recognized in the third quarter. Lyondell expects to settle the remainder of the liability within the next year.

                           LYONDELL CHEMICAL COMPANY

5.  Equity Interest in Equistar Chemicals, LP

Equistar was formed on December 1, 1997 as a joint venture between Lyondell and Millennium Chemicals Inc. ("Millennium"), to own and operate the businesses contributed by the partners. Lyondell contributed substantially all of the assets comprising its petrochemicals and polymers business segments, while Millennium contributed substantially all of the assets comprising its polyethylene and related products, performance polymers and ethanol businesses. On May 15, 1998, the ethylene, propylene and ethylene oxide and derivatives businesses of Occidental Petroleum Corporation ("Occidental") were contributed to Equistar ("Occidental Contributed Business"). Equistar is operated as a Delaware limited partnership owned by subsidiaries of Lyondell, Millennium and Occidental.

Lyondell currently has a 41% joint venture ownership interest, while Millennium and Occidental each have 29.5%. Prior to the addition of Occidental as a partner on May 15, 1998, Lyondell had a 57% joint venture ownership interest, while Millennium had 43%.

Summarized financial information for Equistar is as follows:

                                                              December 31,
                                                          -------------------
Millions of dollars                                        2000         1999
-------------------                                       ------       ------
BALANCE SHEETS
Total current assets                                      $1,332       $1,360
Property, plant and equipment, net                         3,819        3,926
Goodwill, net                                              1,086        1,119
Deferred charges and other assets                            345          331
                                                          ------       ------
Total assets                                              $6,582       $6,736
                                                          ======       ======


Current maturities of long-term debt                      $   90       $   92
Other current liabilities                                    653          692
Long-term debt, less current maturities                    2,158        2,169
Other liabilities and deferred credits                       141          121
Partners' capital                                          3,540        3,662
                                                          ------       ------
Total liabilities and partners' capital                   $6,582       $6,736
                                                          ======       ======



                                               For the year ended December 31,
                                               -------------------------------
                                                2000        1999         1998
                                               ------      ------       ------
STATEMENTS OF INCOME
Sales and other operating revenues             $7,495      $5,594       $4,524
Cost of sales                                   6,908       5,002        3,928
Other operating costs and expenses                253         334          300
Restructuring and other unusual charges            --          96           14
                                               ------      ------       ------
Operating income                                  334         162          282
Interest expense, net                             181         176          139
Other income, net                                  --         (46)          --
                                               ------      ------       ------
Net income                                     $  153      $   32       $  143
                                               ======      ======       ======

SELECTED CASH FLOW INFORMATION
Depreciation and amortization                  $  310      $  300       $  268
Expenditures for property, plant and equipment    131         157          200

Lyondell's "Income from equity investments" in Equistar as presented in the Consolidated Statements of Income consists of Lyondell's share of Equistar's net income and the accretion of the difference between Lyondell's investment and its underlying equity in Equistar's net assets. At the formation of Equistar and adjusted for the addition of the Occidental Contributed Business on May 15, 1998, the difference between Lyondell's investment in

                           LYONDELL CHEMICAL COMPANY

Equistar and its underlying equity in Equistar's net assets was approximately $900 million. This difference is being accreted into Lyondell's income over 25 years using the straight-line method.

Lyondell has purchased benzene, ethylene, propylene and other products at market-related prices from Equistar since Lyondell's acquisition of ARCO Chemical Company in July 1998. Pursuant to agreements dated effective as of August 1999 and expiring in 2014, Lyondell is required to purchase 100% of its benzene, ethylene and propylene requirements for its Channelview and Bayport, Texas facilities, with the exception of a supply agreement for one of the products with an unrelated third party entered into prior to 1999 and expiring in 2015. In addition, a wholly owned subsidiary of Lyondell licenses MTBE technology to Equistar. Lyondell also purchases a significant portion of the MTBE produced by Equistar at one of its two Channelview units at market-related prices. Included in "Sales and other operating revenues" above are $572 million, $242 million and $89 million in sales to Lyondell for the years ended December 31, 2000 and 1999 and the five months ended December 31, 1998, respectively. In addition, Equistar purchased $2 million, $6 million and $2 million from Lyondell for the years ended December 31, 2000 and 1999 and for the five months ended December 31, 1998, respectively, which are included in Equistar's "Cost of sales" above.

Sales to LCR included above were $440 million, $263 million and $238 million for the years ended December 31, 2000, 1999 and 1998, respectively. Purchases from LCR during the years ended December 31, 2000, 1999 and 1998 included in Equistar's "Cost of sales" totaled $264 million, $190 million and $131 million, respectively.

During 1998 and 1999, Lyondell had various service and cost-sharing arrangements with Equistar. In November 1999, Lyondell and Equistar announced an agreement to utilize shared services more broadly, consolidating such services among Lyondell and Equistar (the "Shared Services Agreement"). Beginning January 1, 2000, employee-related and indirect costs were allocated between the two companies in the manner prescribed in the Shared Services Agreement, while direct third party costs, incurred exclusively for either Lyondell or Equistar, were charged directly to that entity. Billings by Lyondell to Equistar were approximately $133 million, $9 million and $3 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increased billings by Lyondell during 2000 resulted from the increase in services provided by Lyondell under the Shared Services Agreement. Billings from Equistar to Lyondell were approximately $8 million and $1 million for the years ended December 31, 1999 and 1998, respectively. There were no billings from Equistar to Lyondell for the year ended December 31, 2000.


6.  Equity Interest in LYONDELL-CITGO Refining LP

In July 1993, LCR was formed to own and operate Lyondell's refining business. LCR is structured as a Delaware limited partnership owned by subsidiaries of Lyondell and CITGO. LCR completed a major upgrade project at the Refinery during the first quarter of 1997, which enabled the facility to process substantial additional volumes of extra heavy crude oil. As a result of the completion of the upgrade project, effective April 1, 1997, the participation interests changed to reflect CITGO's equity contribution to the upgrade project. The participation interests changed from approximately 86% and 14% for Lyondell and CITGO, respectively, and are currently 58.75% and 41.25% for Lyondell and CITGO, respectively. Net income before depreciation expense for the period is allocated to LCR's partners based upon participation interests. Depreciation expense is allocated to the partners based upon contributed assets.

                           LYONDELL CHEMICAL COMPANY

Summarized financial information for LCR is as follows:

                                                          December 31,
                                                      -------------------
Millions of dollars                                    2000         1999
-------------------                                   ------       ------
BALANCE SHEETS
Total current assets                                  $  310       $  219
Property, plant and equipment, net                     1,319        1,350
Deferred charges and other assets                         67           60
                                                      ------       ------
Total assets                                          $1,696       $1,629
                                                      ======       ======

Current maturities of long-term debt                  $   --       $  450
Notes payable                                            450           --
Other current liabilities                                417          307
Long-term debt, less current maturities                  264          247
Other liabilities and deferred credits                    57           69
Partners' capital                                        508          556
                                                      ------       ------
Total liabilities and partners' capital               $1,696       $1,629
                                                      ======       ======

                                                For the year ended December 31,
                                                -------------------------------
                                                 2000        1999         1998
                                                ------      ------       ------
STATEMENTS OF INCOME
Sales and other operating revenues              $4,075      $2,571       $2,055
Cost of sales                                    3,826       2,432        1,754
Selling, general and administrative expenses        60          66           78
Unusual charges                                     --           6           10
                                                ------      ------       ------
Operating income                                   189          67          213
Interest expense, net                               61          44           43
State income taxes (benefit)                        --          (1)           1
                                                ------      ------       ------
Net income                                      $  128      $   24       $  169
                                                ======      ======       ======

SELECTED CASH FLOW INFORMATION
Depreciation and amortization                   $  112      $  103       $  100
Expenditures for property, plant and equipment      60          56           61

Included in "Sales and other operating revenues" above are sales to Equistar of $264 million, $190 million, and $131 million for the years ended December 31, 2000, 1999 and 1998, respectively. Purchases from Equistar during the years ended December 31, 2000, 1999 and 1998, included in LCR's cost of sales, totaled $440 million, $263 million, and $238 million, respectively.

Lyondell has various service and cost sharing arrangements with LCR. Billings by Lyondell to LCR were approximately $4 million per year for the years ended December 31, 2000, 1999 and 1998. Billings from LCR to Lyondell were approximately $2 million, $3 million and $4 million for the years ended December 31, 2000, 1999 and 1998, respectively.

In addition, during 1999 and 1998, LCR made interest payments to Lyondell of approximately $9 million each year for interest on loans and advances related to the funding of a portion of the upgrade project and certain other capital expenditures at the Refinery. No interest was paid to Lyondell in 2000 in accordance with the terms of LCR's credit facility.

LCR has a long-term crude supply agreement ("Crude Supply Agreement") with Lagoven, S.A., now known as PDVSA Petroleo y Gas, S.A. ("PDVSA Oil"), an affiliate of CITGO (see Note 18, Commitments and Contingencies--Crude Supply Agreement). The Crude Supply Agreement incorporates formula prices to be paid by LCR for the crude oil supplied based on the market value of a slate of refined products deemed to be produced from each particular crude oil or feedstock, less: (i) certain deemed refining costs, adjustable for inflation and energy costs; (ii) certain actual costs; and (iii) a deemed margin, which varies according to the grade of crude oil or other feedstock

                           LYONDELL CHEMICAL COMPANY
delivered. Although Lyondell believes that the Crude Supply Agreement reduces the volatility of LCR's earnings and cash flows, the Crude Supply Agreement also limits LCR's ability to enjoy higher margins during periods when the market price of crude oil is low relative to then current market prices for refined products. In addition, if the actual yields, costs or volumes of the LCR refinery differ substantially from those contemplated by the Crude Supply Agreement, the benefits of this agreement to LCR could be substantially different, and could result in lower earnings and cash flow for LCR. Furthermore, there may be periods during which LCR's costs for crude oil under the Crude Supply Agreement may be higher than might otherwise be available to LCR from other sources. A disparity in the price of crude oil under the Crude Supply Agreement relative to the market prices for its products, such as was experienced in 1999, has the tendency to make continued performance of its obligations under the Crude Supply Agreement less attractive to PDVSA Oil.

In addition, under the terms of a long-term product sales agreement ("Products Agreement"), CITGO purchases substantially all of the refined products produced at the Refinery. Both PDVSA Oil and CITGO are direct or indirect, wholly owned subsidiaries of Petroleos de Venezuela, S.A., the national oil company of the Republic of Venezuela.

Under the terms of the limited partnership agreement of LYONDELL-CITGO Refining LP, CITGO had a one-time option to increase its participation interest in LCR up to 50% by making an additional capital contribution. This option expired September 30, 2000.


7.  Unusual Charges

During 1998, Lyondell wrote off $57 million of costs assigned to purchased in-process research and development in connection with the ARCO Chemical acquisition. Additionally, Lyondell incurred unusual charges of $4 million for the early termination of incentive compensation plans and executive severance related to the formation of Equistar.


8.  Income Taxes

The significant components of the provision for (benefit from) income taxes were as follows for the years ended December 31:

Millions of dollars                                    2000      1999      1998
-------------------                                   ------    ------    ------
Current
  Federal                                             $ 154     $ (71)    $ (44)
  Foreign                                                 8         6         6
  State                                                   6         5        (1)
                                                      -----     -----     -----
    Total current                                       168       (60)      (39)
                                                      -----     -----     -----
Deferred
  Federal                                                71        38        69
  Foreign                                               (31)       10        (1)
  State                                                  15       (12)        8
                                                      -----     -----     -----
    Total deferred                                       55        36        76
                                                      -----     -----     -----
    Total provision for (benefit from) income taxes   $ 223     $ (24)    $  37
                                                      =====     =====     =====

                           LYONDELL CHEMICAL COMPANY

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Significant components of Lyondell's deferred tax liabilities and assets were as follows as of December 31:

Millions of dollars                                          2000         1999
-------------------                                         ------       ------
Deferred tax liabilities:
  Tax over book depreciation and amortization               $  717       $1,039
  Investments in partnerships                                  358          283
  Other                                                         36           55
                                                            ------       ------
    Total deferred tax liabilities                           1,111        1,377
                                                            ------       ------
Deferred tax assets:
  Net operating loss carryforwards                             161          419
  Provisions for benefit plans and estimated expenses           70          122
  Federal benefit attributable to foreign taxes                 96           65
  Federal tax credit carryforwards                             135           26
  Other                                                        103          263
                                                            ------       ------
    Total deferred tax assets                                  565          895
  Deferred tax asset valuation allowance                       (20)         (29)
                                                            ------       ------
    Net deferred tax assets                                    545          866
                                                            ------       ------
Net deferred tax liabilities                                   566          511
Less current portion of:
  Deferred tax asset                                          (136)        (380)
  Deferred tax liability                                        --           --
                                                            ------       ------
  Long-term deferred income taxes                           $  702       $  891
                                                            ======       ======

Under Internal Revenue Code Sections 338 (g) and (h) (10), Lyondell and ARCO elected to treat ARCO Chemical as an asset acquisition, which resulted in a step up of the U.S. tax basis of the ARCO Chemical net assets purchased. This has resulted in significantly increased depreciation and amortization deductions for U.S. tax purposes. The March 2000 sale of assets to Bayer reversed a significant portion of the accelerated depreciation, while utilizing net operating loss carryforwards.

The domestic and foreign components of income (loss) before income taxes and extraordinary item and a reconciliation of income tax computed at the U.S. federal statutory tax rate to Lyondell's effective tax rate on income (loss) before extraordinary item are as follows:

Millions of dollars                                             2000        1999         1998
-------------------                                            ------      -------      ------
Income (loss) before income taxes:
  Domestic                                                     $  759      $  (137)     $  103
  Foreign                                                         (66)          33         (14)
                                                               ------      -------      ------
    Total                                                      $  693      $  (104)     $   89
                                                               ======      =======      ======

Percentages
-----------
U.S. statutory income tax rate                                   35.0%       (35.0)%       35.0%
  Increase (reduction) in taxes resulting from:
    Reorganization of foreign operations                         (5.4)          --          --
    Foreign and U.S. tax effects of foreign operations           (2.6)         7.4         6.9
    Goodwill and other permanent differences                      2.1          4.4         - -
    State income taxes, net of federal                            1.5         (2.4)        4.9
    Settlement of tax issues                                       --           --        (5.1)
    Other, net                                                    1.6          2.3         (.2)
                                                               ------      -------       -----
Effective income tax rate                                        32.2%       (23.3)%      41.5%
                                                               ======      =======       =====

                           LYONDELL CHEMICAL COMPANY

At December 31, 2000, Lyondell had alternative minimum tax ("AMT") credit carryforwards of $135 million. This credit is available to offset future federal income taxes and has no expiration date. In addition, Lyondell had state tax loss carryforwards of $374 million, federal tax loss carryforwards of $234 million and foreign tax loss carryforwards of $208 million. The state tax loss carryforwards expire on various dates beginning in 2003, the federal tax loss carryforwards begin expiring in 2014, and a significant portion of the foreign tax loss carryforwards have no expiration date.


9.  Extraordinary Items

During 2000, Lyondell retired debt in the principal amount of $2.2 billion prior to maturity (see Note 16). Lyondell wrote off $40 million of unamortized debt issuance costs and amendment fees and paid call premiums of $10 million. The total charges of $50 million, less a tax benefit of $17 million, were reported as an extraordinary loss on extinguishment of debt. During 1999, Lyondell retired and partially refinanced debt in the principal amount of $4.1 billion prior to maturity. Unamortized debt issuance costs and amendment fees of $54 million, less a tax benefit of $19 million, were written off and reported as an extraordinary loss on extinguishment of debt. Previously, these debt issuance costs and amendment fees had been deferred and were being amortized to interest expense.


10.  Accounts Receivable

In December 1998, Lyondell entered into a three-year receivables purchase agreement with an independent issuer of receivables-backed commercial paper. Under the terms of the agreement, Lyondell agreed to sell on an ongoing basis and without recourse, designated accounts receivable through December 2001. To maintain the balance of the accounts receivable sold, Lyondell is obligated to sell new receivables as existing receivables are collected. The agreement currently permits the sale of up to $100 million of accounts receivable. The amount of receivables permitted to be sold and actually sold is determined by a formula, which takes into account, among other factors, Lyondell's credit rating. As of December 31, 2000 and 1999, Lyondell's gross accounts receivable that had been sold to the purchasers aggregated $53 million and $76 million, respectively. Increases and decreases in the amount sold have been reported as operating cash flows in the Consolidated Statements of Cash Flows. Costs related to the sale are included in "Other income (expense), net" in the Consolidated Statements of Income.


11.  Inventories

Inventories are stated at the lower of cost or market. In 2000 and 1999, approximately 97% and 93%, respectively, of inventories, excluding materials and supplies, were determined by the last-in, first-out ("LIFO") method. Materials and supplies and other non-LIFO inventories are valued using either the first-in, first-out ("FIFO") or the average cost methods. Inventories were as follows at December 31:

Millions of dollars                                     2000            1999
-------------------                                    ------          ------
Finished goods                                         $  301          $  405
Work-in-process                                             7              31
Raw materials                                              51              44
Materials and supplies                                     33              39
                                                       ------          ------
  Total inventories                                    $  392          $  519
                                                       ======          ======

                           LYONDELL CHEMICAL COMPANY

12.  Property, Plant and Equipment, Net

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows at December 31:

Millions of dollars                                  2000            1999
-------------------                                 ------          ------
Land                                                $   10          $   35
Manufacturing facilities and equipment               2,580           4,406
Construction projects in progress                       95             114
                                                    ------          ------
  Total property, plant and equipment                2,685           4,555
Less accumulated depreciation                          256             264
                                                    ------          ------
  Property, plant and equipment, net                $2,429          $4,291
                                                    ======          ======

No interest was capitalized during 2000, 1999 and 1998. Depreciation expense for 2000, 1999 and 1998 was $160 million, $199 million and $75 million, respectively.


13.  Investment in PO Joint Ventures

As part of the sale of the polyols business and ownership interests in its U.S. PO manufacturing operations to Bayer, Lyondell entered into a U.S. PO manufacturing joint venture with Bayer (the "PO Joint Venture") and a separate joint venture with Bayer for certain related PO/SM technology (the "PO Technology Joint Venture") (see Note 4). Bayer's ownership interest represents ownership of an in kind portion of the PO production of the PO Joint Venture. Bayer's share of PO production from the PO Joint Venture will increase from approximately 1.0 billion pounds for the last nine months of 2000 to approximately 1.6 billion pounds annually in 2004 and thereafter. Lyondell takes in kind the remaining PO production and all co-product (SM and TBA) production from the PO Joint Venture. Under the terms of the operating and logistics agreements, Lyondell operates the PO Joint Venture plants and arranges and coordinates the logistics of PO delivery. The partners share in the cost of production based on their product offtake. Lyondell reports the cost of its product offtake as inventory and cost of sales in its Consolidated Financial Statements. Related cash flows are reported in the operating cash flow section of the Consolidated Statement of Cash Flows. Lyondell's investment in the PO Joint Venture and the PO Technology Joint Venture is reduced through recognition of its share of the depreciation and amortization of the assets of the joint ventures, which is included in cost of sales. Other changes in the investment balance are principally due to additional capital investments by Lyondell in the PO Joint Venture and the PO Technology Joint Venture. Additionally, in December 2000, Lyondell and Bayer formed a separate joint venture for the construction of a world-scale PO/SM plant, known as PO-11, located in The Netherlands. Lyondell sold a 50% interest in the construction project, based on project expenditures to date, to Bayer for approximately $52 million. Lyondell and Bayer each contributed their 50% interest in PO-11 into the joint venture and each will bear 50% of the costs going forward to complete the project. The plant is expected to start up in the second quarter of 2003. Lyondell and Bayer do not share marketing or product sales under either the PO Joint Venture or PO-11.


14.  Other Accrued Liabilities

Other accrued liabilities were as follows at December 31:

Millions of dollars                                   2000          1999
-------------------                                  ------        ------
Accrued taxes other than income                      $  71         $  77
Accrued payroll and benefits                            69           115
Accrued interest                                        67           101
Accrued income taxes                                    20            57
Accrued contractual obligations                         58            70
Other                                                   40            26
                                                     -----         -----
  Total other accrued liabilities                    $ 325         $ 446
                                                     =====         =====

                           LYONDELL CHEMICAL COMPANY

15.  Pension and Other Postretirement Benefits

Lyondell provides defined pension and postretirement benefit plans to employees. The following table provides a reconciliation of benefit obligations, plan assets and the funded status of the plans:

                                                                                      Other
                                                        Pension Benefits       Postretirement Benefits
                                                        ----------------       -----------------------
Millions of dollars                                      2000      1999         2000             1999
-------------------                                     ------    ------       -----            ------
Change in benefit obligation:
  Benefit obligation, January 1                         $  399     $ 487       $  72             $  73
  Service cost                                              14        18           2                 2
  Interest cost                                             31        32           5                 5
  Plan participants' contributions                           1        --          --                --
  Actuarial (gain) loss                                     64       (80)        (11)               (4)
  Net effect of settlements, curtailments and
    special termination benefits                           (10)       --           1                --
  Sale of polyols business                                  (9)       --          --                --
  Benefits paid                                            (53)      (47)         (3)               (4)
  Transfer from Equistar                                    --        --           3                --
  Foreign exchange effects                                  (6)      (11)         --                --
                                                        ------     -----       -----             -----
  Benefit obligation, December 31                          431       399          69                72
                                                        ------     -----       -----             -----
Change in plan assets:
  Fair value of plan assets, January 1                     456       448          --                --
  Actual return of plan assets                               5        56          --                --
  Company contributions                                     14        11           3                 4
  Benefits paid                                            (53)      (47)         (3)               (4)
  Foreign exchange effects                                 (10)      (12)         --                --
                                                        ------     -----       -----             -----
  Fair value of plan assets, December 31                   412       456          --                --
                                                        ------     -----       -----             -----
  Funded status                                            (19)       57         (69)              (72)
  Unrecognized actuarial (gain) loss                        73       (27)          9                19
  Unrecognized prior service cost                            5         6         (26)              (33)
  Unrecognized transition obligation                         3         4          --                --
                                                        ------     -----       -----             -----
  Net amount recognized                                  $  62     $  40       $ (86)            $ (86)
                                                        ======     =====       =====             =====
Amounts recognized in the
  Consolidated Balance Sheets consist of:
  Prepaid benefit cost                                   $  71     $  53       $  --             $  --
  Accrued benefit liability                                 (9)      (13)        (86)              (86)
  Additional minimum liability                             (19)       --          --                --
  Intangible asset                                           3        --          --                --
  Accumulated other comprehensive income                    16        --          --                --
                                                        ------     -----       -----             -----
  Net amount recognized                                  $  62     $  40       $ (86)            $ (86)
                                                        ======     =====       =====             =====

The above table for pension benefits includes foreign pension plans of Lyondell. These plans constituted approximately 20% of the benefit obligation and 25% of the plan assets at December 31, 2000 and 25% of the benefit obligation and 21% of the plan assets at December 31, 1999. The assumptions used in determining the net periodic pension cost and pension obligation for foreign pension plans were based on the economic environment of each applicable country.

The benefit obligation and fair value of assets for pension plans with benefit obligations in excess of plan assets were $152 million and $86 million, respectively, as of December 31, 2000 and $154 million and $122 million, respectively, as of December 31, 1999. The accumulated benefit obligation and fair value of assets for pension plans with accumulated benefit obligations in excess of plan assets were $112 million and $86 million, respectively, as of December 31, 2000 and $16 million and $4 million, respectively, as of December 31, 1999.

                           LYONDELL CHEMICAL COMPANY

In connection with the formation of Equistar, pension obligations and assets were not contributed by Lyondell to Equistar. The employees transferred to Equistar became fully vested in the Lyondell pension plan effective December 1, 1997 and no longer accrue pension service with Lyondell. However, an accrued postretirement benefit obligation of $12 million associated with Lyondell employees transferred to Equistar was contributed to Equistar by Lyondell.

Net periodic pension and other postretirement benefit costs included the following components:

                                                                                             Other
                                                         Pension Benefits            Postretirement Benefits
                                                     -----------------------         -----------------------
Millions of dollars                                   2000     1999     1998          2000     1999     1998
-------------------                                  -----    -----    -----         -----    -----    -----
Components of net periodic benefit cost:
  Service cost                                       $  14    $  18    $   7         $   2    $   2    $   1
  Interest cost                                         31       32       19             5        5        2
  Expected return of plan assets                       (40)     (40)     (24)           --       --       --
  Prior service cost amortization                        1        1       --            (3)      (3)      (1)
  Actuarial loss amortization                            2        2        1            --        2       --
  Net effect of curtailments, settlements,
      and special termination benefits                 (13)      --        2            (4)      --       --
                                                     -----    -----    -----         -----    -----    -----
  Net periodic benefit cost                          $  (5)   $  13    $   5         $  --    $   6    $   2
                                                     =====    =====    =====         =====    =====    =====


The 2000 net effect of settlements, curtailments, and special termination benefits primarily relates to employees terminated as part of the asset sale to Bayer. The above net periodic benefit costs included five months of expense in 1998 of the business acquired from ARCO Chemical. Foreign pension plans comprised $2 million, $2 million and $1 million of net periodic pension cost for 2000, 1999 and 1998, respectively.

The assumptions used as of December 31, 2000, 1999 and 1998 in determining the domestic net pension cost and net pension liability were as follows:

                                                                                          Other
                                                       Pension Benefits          Postretirement Benefits
                                                     --------------------        ------------------------
                                                     2000    1999    1998         2000      1999     1998
                                                     ----    ----    ----         ----      ----     ----
Weighted-average assumptions as of
  December 31:
  Discount rate                                      7.50%   8.00%   6.75%        7.50%     8.00%    6.75%
  Expected return on plan assets                     9.50%   9.50%   9.50%         - -       - -      - -
  Rate of compensation increase                      4.50%   4.75%   4.75%        4.50%     4.75%    4.75%

For measurement purposes, the assumed annual rate of increase in the per capita cost of covered health care benefits as of December 31, 2000 was 7.0% for 2001 and 5.0% thereafter. A one-percentage-point increase or decrease in assumed health care cost trend rates would not have a material effect on the postretirement benefit obligation or the total of the service and interest cost components.

Lyondell also maintains voluntary defined contribution savings plans for eligible employees. Contributions to the plans by Lyondell were $11 million, $10 million and $4 million for the years ended December 31, 2000, 1999 and 1998, respectively.


16.  Long-Term Debt and Financing Arrangements

In connection with the ARCO Chemical Acquisition, Lyondell executed a bank credit agreement providing for aggregate borrowing of up to $7 billion. As part of the acquisition, Lyondell assumed approximately $870 million of ARCO Chemical debt. Borrowing under the $7 billion Credit Facility of $6.5 billion was used for: (i) the purchase of approximately 97.4 million shares of ARCO Chemical common stock; (ii) repayment of debt, including

                           LYONDELL CHEMICAL COMPANY
the $345 million term note payable to Equistar, short-term borrowing of Lyondell and ARCO Chemical and other long-term borrowing of ARCO Chemical; and (iii) payment of certain debt issuance costs.

The $7 billion Credit Facility was originally comprised of a five-year, $500 million revolving credit facility and four separate term loans as follows:

  (a)  Term Loan A - $2.0 billion to be amortized over five years;
  (b)  Term Loan B - $1.25 billion to be amortized over seven years;
  (c)  Term Loan C - $1.25 billion with principal maturing on June 30, 1999; and
  (d)  Term Loan D - $2.0 billion with principal maturing on June 30, 2000.

All of the term loans were funded on July 28, 1998. No amounts have been funded to date under the revolving credit facility. The Credit Facility was initially collateralized by cash flow streams from Lyondell's three joint ventures and Lyondell's common stock ownership in its subsidiaries.

During May 1999, Lyondell amended the $7 billion Credit Facility. The amended Credit Facility retained the $500 million revolving credit facility and also provided the lenders with additional collateral consisting of its domestic assets (excluding the assets of its subsidiaries), re-priced the existing loans to reflect then market interest rates and revised certain financial covenants. Also in May 1999, Lyondell issued 40.25 million shares of common stock, receiving net proceeds of $736 million. Lyondell also issued $500 million of senior subordinated notes and $1.9 billion of senior secured notes. Lyondell borrowed additional amounts under the amended Credit Facility through the Credit Facility's new $850 million Term Loan E, maturing June 30, 2006, and the Credit Facility's new $150 million Term Loan F, maturing December 31, 2003. Lyondell used the proceeds to retire the $1.25 billion principal amount of Term Loan C, maturing June 30, 1999, and the $2 billion principal amount of Term Loan D, maturing June 30, 2000, and to partially repay principal amounts outstanding under Term Loans A and B under the Credit Facility.

Lyondell used the net proceeds of the March 31, 2000 asset sale to significantly reduce its variable-rate debt. During the first and second quarter 2000, Lyondell used the net proceeds to repay the $1.1 billion of Term Loan A, the $149 million outstanding balance of Term Loan F and $810 million of the outstanding balance of Term Loan B. During the fourth quarter 2000, Lyondell repaid the 9.9% debentures, which matured in November 2000 and reduced the outstanding balance of Term Loan B by an additional $150 million.

Long-term debt consisted of the following at December 31:

Millions of dollars                                       2000           1999
-------------------                                      ------         ------
Term Loan A                                              $   --         $1,095
Term Loan B                                                 193          1,156
Term Loan E                                                 835            844
Term Loan F                                                  --            149
Senior Secured Notes, Series A due 2007, 9.625%             900            900
Senior Secured Notes, Series B due 2007, 9.875%           1,000          1,000
Senior Subordinated Notes due 2009, 10.875%                 500            500
Debentures - due 2000, 9.9%                                  --            200
Debentures - due 2005, 9.375%                               100            100
Debentures - due 2010, 10.25%                               100            100
Debentures - due 2020, 9.8%                                 224            224
Other                                                         2              3
                                                         ------         ------
  Total long-term debt                                    3,854          6,271
Less current maturities                                      10            225
                                                         ------         ------
  Long-term debt, net                                     3,844         $6,046
                                                         ======         ======

The term loans bear interest at the following variable rates: (i) Term Loan A - LIBOR plus 3.25%; (ii) Term Loan B - LIBOR plus 3.75%; (iii) Term Loan E - LIBOR plus 3.875%; and (iv) Term Loan F - LIBOR plus 3.5%.

                           LYONDELL CHEMICAL COMPANY

Aggregate maturities of all long-term debt during the next five years are $10 million in 2001, $11 million in 2002, $44 million in 2003, $85 million in 2004, $87 million in 2005 and $3.6 billion thereafter.

The amended Credit Facility requires Lyondell to issue $470 million of subordinated notes, or more junior securities, by June 2002. The requirement to issue $470 million of subordinated notes will be reduced by $2 for each $1 of equity securities issued by Lyondell, and will be eliminated if Lyondell achieves either (1) a specified total debt to adjusted EBITDA ratio, as defined, or (2) a specified credit rating for its senior unsecured debt. As part of the amendments to the Credit Facility discussed below, Lyondell is seeking additional flexibility with respect to this requirement.

Under the covenant provisions of the amended Credit Facility, Lyondell has agreed to, among other things, (i) maintain certain specified financial ratios and consolidated net worth, in all cases as provided in the Credit Facility,
(ii) refrain from making certain distributions with respect to Lyondell's capital stock, (iii) refrain from making certain investments, as defined, (iv) refrain from allowing its subsidiaries to incur certain types and amounts of debt, and (v) use its best efforts to maintain certain ownership interests in its joint ventures and to ensure that the joint ventures maintain certain capital expenditure and debt levels and cash distribution policies. The breach of these covenants could permit the lenders to declare the loans immediately payable and to terminate future lending commitments.

The indentures under which the senior secured notes and the senior subordinated notes were issued contain covenants that, subject to exceptions, restrict the ability of Lyondell and its subsidiaries to (i) incur additional debt or issue subsidiary preferred stock, (ii) increase aggregate dividends on Lyondell capital stock, (iii) redeem or repurchase capital stock or repurchase subordinated debt, (iv) engage in transactions with affiliates, except on an arms-length basis, (v) create liens or engage in sale and leaseback transactions, (vi) make some types of investments and sell assets, and (vii) consolidate or merge with, or sell substantially all of its assets to, another person. Some of the covenants will no longer apply if the notes achieve specified credit ratings. The notes are unconditionally guaranteed by certain Lyondell subsidiaries (see Note 24). The breach of these covenants could permit the lenders to declare the loans immediately payable.

Lyondell secured an amendment to certain financial covenants in the Credit Facility in February 2000 designed to increase its financial and operating flexibility in the near term. Additionally, the amendment eliminated a cross-default provision in the Credit Facility that could have been triggered by a default by LCR under its debt instruments.

Lyondell was in compliance with all covenants under its Credit Facility and the indentures for the senior secured notes and senior subordinated notes as of December 31, 2000. However, given the poor current business environment, Lyondell is seeking an amendment to the Credit Facility that would further increase its financial and operating flexibility, primarily by making certain financial ratio requirements less restrictive. Lyondell anticipates that the amendment will become effective prior to March 31, 2001.

Lyondell transferred $745 million of long-term debt to Equistar on December 1, 1997 of which $521 million was outstanding at December 31, 2000. As between Equistar and Lyondell, Equistar is primarily liable for the debt. Following amendments to the indentures for $400 million of the debt in November 2000, Lyondell remains a guarantor of $400 million of the debt and a co-obligor for $121 million of the debt. Under certain limited circumstances the debt holders have the right to require repurchase of up to $121 million of the debt.


17.  Financial Instruments

Lyondell does not buy, sell, hold or issue financial instruments for speculative trading purposes.

Foreign currency forward contracts are being used to minimize foreign exchange exposures, which result from euro-denominated capital commitments related to the construction of PO-11. At December 31, 2000, Lyondell had forward contracts outstanding in the notional amount of 134 million euros (approximately $125 million), maturing

                           LYONDELL CHEMICAL COMPANY
monthly from January 2001 to December 2001. There were no significant amounts of financial instruments outstanding at December 31, 1999.

Unrealized gains and losses on the foreign currency forward contracts at December 31, 2000 were not significant and were deferred. Foreign exchange transactions, including the effects of foreign currency derivative instruments, were a net gain of $13 million in 2000, a net loss of $2 million in 1999 and a net gain of $8 million in 1998. The effects of foreign currency derivative instruments were not significant during 2000, 1999 and 1998.

During 1998, to mitigate interest rate exposure on its anticipated future public debt issuance, Lyondell entered into treasury-rate lock transactions in the notional amount of $1 billion. As a result of the refinancing, Lyondell settled the treasury locks during the second quarter 1999 in the amount of $4 million. This amount is being amortized to interest expense over the life of the related debt.

The carrying value and the estimated fair value of Lyondell's financial instruments as of December 31, 2000 and 1999 are shown as assets (liabilities) in the table below:

                                               2000                1999
                                        ------------------  -------------------
                                        Carrying    Fair    Carrying     Fair
Millions of dollars                      Value      Value    Value       Value
-------------------                     --------   -------  --------    -------
Nonderivatives:
  Investments and long-term receivables   $1,606    $1,606    $1,015     $1,015
  Long-term debt (including current
   maturities)                             3,854     3,777     6,271      6,334
Derivatives:
  Foreign currency forwards                   --         1        --         --

All derivative instruments are off-balance-sheet instruments.

The fair value of all nonderivative financial instruments included in current assets and current liabilities, including cash and cash equivalents, accounts receivable, accounts payable and notes payable, approximated their carrying value due to their short maturity. Investments and long-term receivables, which consist primarily of equity investments in affiliated companies, were valued using current financial and other available information. Long-term debt, including amounts due within one year, was valued based upon the borrowing rates currently available to Lyondell for debt with terms and average maturities similar to Lyondell's debt portfolio. The fair value of derivative financial instruments represents the amount to be exchanged if the existing contracts were settled at year end and are based on market quotes.

Lyondell is exposed to credit risk related to its financial instruments in the event of nonperformance by the counterparties. Lyondell does not generally require collateral or other security to support these financial instruments. The counterparties to these transactions are major institutions deemed creditworthy by Lyondell. Lyondell does not anticipate nonperformance by the counterparties.


18.  Commitments and Contingencies

Capital Commitments--Lyondell has commitments, including those related to capital expenditures, all made in the normal course of business. At December 31, 2000, major capital commitments included Lyondell's 50% share of those related to the construction of a world-scale PO facility, known as PO-11, in The Netherlands and a major expansion of a TDI facility in France. The outstanding commitments on these two projects totaled $290 million as of December 31, 2000.

Leases--During the third quarter 2000, construction began on a new BDO facility in Europe known as BDO-2. Construction is being financed by a third party lessor. Upon completion in the second quarter of 2002, a subsidiary of Lyondell will lease the facility under an operating lease for a term of five years. Lyondell may, at its option, purchase the facility at any time up to the end of the lease term for an amount equal to the unrecovered construction

                           LYONDELL CHEMICAL COMPANY
costs of the lessor, as defined. If Lyondell does not exercise the purchase option, the facility will be sold and Lyondell will pay the lessor a termination fee to the extent the sales price is less than the residual value of the facility, as defined. The residual value at the end of the lease term is estimated at approximately $185 million. In the transaction documents for BDO-2, Lyondell agreed to comply with certain financial and other covenants that are substantially the same as those contained in the Credit Facility. A breach of those covenants could result in, among other things, Lyondell having to pay the project costs incurred to date. As of December 31, 2000, Lyondell was in compliance with all of those covenants. However, given the poor current business environment, Lyondell is seeking amendments to the transaction documents consistent with the amendments being sought to its Credit Facility. Lyondell anticipates that the amendments will become effective prior to March 31, 2001. See Note 16 above for a discussion of the proposed amendments to the Credit Facility.

TDI Agreements--In January 1995, ARCO Chemical entered into a tolling agreement and a resale agreement with Rhodia covering the entire TDI output of Rhodia's two plants in France, which have a combined average annual capacity of approximately 264 million pounds. Lyondell is currently required to purchase an average minimum of 212 million pounds of TDI per year under the agreements. The aggregate purchase price is a combination based on plant cost and market price. In the second quarter 2000, Lyondell entered into a series of arrangements with Rhodia to expand the capacity at the Pont de Claix plant, which provides TDI to Lyondell under the tolling agreement. The expansion will add approximately 105 million pounds of average annual capacity at the Pont de Claix plant, resulting in a total average annual capacity of approximately 269 million pounds, which is scheduled to be available in the fourth quarter of 2001. After the completion of the expansion, all of the TDI that Lyondell receives from Rhodia will come from the Pont de Claix plant, which is designed to have a more efficient cost structure. Lyondell's average minimum TDI purchase commitment under the revised tolling agreement will be 197 million pounds of TDI per year and will be extended through 2016. The resale agreement, which covered output at the Lille plant, will expire December 31, 2001.

Crude Supply Agreement--Under the Crude Supply Agreement, PDVSA Oil, an affiliate of CITGO and of Petroleos de Venezuela, S.A. ("PDVSA"), the national oil company of the Republic of Venezuela, is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil. This constitutes approximately 88% of the refinery's refining capacity of 260,000 barrels per day of crude oil. In late April 1998, LCR received notification from PDVSA Oil that it would reduce deliveries of crude oil on the grounds of announced OPEC production cuts. LCR began receiving reduced deliveries of crude oil from PDVSA Oil in August 1998, amounting to 195,000 barrels per day in that month. LCR was advised by PDVSA Oil in May 1999 of a further reduction to 184,000 barrels per day, effective May 1999. On several occasions since then, PDVSA Oil has further reduced certain crude oil deliveries, although it has made payments in partial compensation for such reductions. Subsequently, PDVSA Oil unilaterally increased deliveries of crude oil to LCR to 195,000 barrels per day effective April 2000, to 200,000 barrels per day effective July 2000 and to 230,000 barrels per day effective October 2000. By letter dated February 9, 2001, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, has instructed that production of certain grades of crude oil be reduced effective February 1, 2001. The letter states that PDVSA Oil declares itself in a force majeure situation, but does not announce any reduction in crude oil deliveries to LCR. Although some reduction in crude oil delivery may be forthcoming, it is unclear as to the level of reduction, if any, which may be anticipated. LCR has consistently contested the validity of PDVSA Oil's and PDVSA's reductions in deliveries under the Crude Supply Agreement and, on March 12, 2001, Lyondell, on behalf of LCR, sent a letter to PDVSA Oil and PDVSA disputing the existence and validity of the purported force majeure situation declared by the February 9 letter. PDVSA has announced that it intends to renegotiate the crude supply agreements that it has with all third parties, including LCR. However, they have confirmed that they expect to honor their commitments if a mutually acceptable restructuring of the Crude Supply Agreement is not achieved. The breach or termination of the crude supply agreement would require LCR to purchase all or a portion of its crude oil feedstocks in the merchant market, would subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell.

LCR Debt--On May 5, 2000, Lyondell and CITGO, as partners of LCR, arranged interim financing for LCR to repay the $450 million outstanding under its Construction Facility. On September 15, 2000, Lyondell and CITGO completed the syndication of one-year credit facilities for LCR, which consist of a $450 million term loan to replace the interim financing and a $70 million revolving credit facility to be used for working capital and general business

                           LYONDELL CHEMICAL COMPANY
purposes. Lyondell and CITGO, as partners of LCR, have agreed to pursue a refinancing of the indebtedness, although the final terms have not been determined. Based on previous experience of refinancing LCR's debt and the current conditions of the financial markets, the management of LCR, Lyondell and CITGO anticipate that this debt can be refinanced prior to its maturity.

Cross Indemnity Agreement--In connection with the transfer of assets and liabilities from ARCO (now wholly owned by BP) to Lyondell in 1988, Lyondell agreed to assume certain liabilities arising out of the operation of Lyondell's integrated petrochemicals and refining business prior to July 1, 1988. In connection with the transfer of such liabilities, Lyondell and ARCO entered into an agreement, updated in 1997 ("Revised Cross-Indemnity Agreement"), whereby Lyondell agreed to defend and indemnify ARCO against certain uninsured claims and liabilities which ARCO may incur relating to the operation of Lyondell prior to July 1, 1988, including certain liabilities which may arise out of pending and future lawsuits. For current and future cases related to Lyondell's products and operations, ARCO and Lyondell bear a proportionate share of judgment and settlement costs according to a formula that allocates responsibility based upon years of ownership during the relevant time period. Under the Revised Cross-Indemnity Agreement, Lyondell will assume responsibility for its proportionate share of future costs for waste site matters not covered by ARCO insurance.

In connection with the acquisition of ARCO Chemical Company ("ARCO Chemical"), Lyondell succeeded, indirectly, to a cross indemnity agreement with ARCO whereby ARCO Chemical indemnified ARCO against certain claims or liabilities that ARCO may incur relating to ARCO's former ownership and operation of the businesses of ARCO Chemical, including liabilities under laws relating to the protection of the environment and the workplace, and liabilities arising out of certain litigation. As part of the agreement, ARCO indemnified ARCO Chemical with respect to claims or liabilities and other matters of litigation not related to the ARCO Chemical business.

Indemnification Arrangements Relating to Equistar--Lyondell, Millennium and Occidental have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses contributed by the partners. In addition, Equistar agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted prior to December 1, 2004 for Lyondell and Millennium, and May 15, 2005 for Occidental, to the extent the aggregate thereof does not exceed $7 million to each partner, subject to certain terms of the respective asset contribution agreements. As of December 31, 2000, Equistar had expensed approximately $5 million under the $7 million indemnification basket with respect to the business contributed by Lyondell. Equistar also agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted for the first time after December 1, 2004 for Lyondell and Millennium, and for the first time after May 15, 2005 for Occidental.

Environmental--Lyondell's policy is to be in compliance with all applicable environmental laws. Lyondell is subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, Lyondell cannot accurately predict future developments, such as increasingly strict environmental laws and inspection and enforcement policies, as well as higher compliance costs arising therefrom, which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste.

Lyondell is also subject to certain assessment and remedial actions at the LCR refinery under the Resource Conservation and Recovery Act ("RCRA"). In addition, Lyondell has negotiated an order with the Texas Natural Resource Conservation Commission ("TNRCC") for assessment and remediation of groundwater and soil contamination at the LCR refinery. Lyondell also has liabilities under RCRA and various state and foreign government regulations related to five current plant sites and three former plant sites.

Lyondell is currently contributing funds to the clean up of two waste sites located near Houston, Texas under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") as amended and the Superfund Amendments and Reauthorization Act of 1986. Lyondell has also been named, along with several other companies, as a potentially responsible party for a third CERCLA site near Houston, Texas. In addition, Lyondell is involved in administrative proceedings or lawsuits relating to a minimal number of other CERCLA sites. Lyondell

                           LYONDELL CHEMICAL COMPANY
estimates, based upon currently available information, that potential loss contingencies associated with the latter CERCLA sites, individually and in the aggregate, are not significant.

As of December 31, 2000, Lyondell's environmental liability for future assessment and remediation costs at the above-mentioned sites totaled $31 million. The liabilities per site range from less than $1 million to $13 million and are expected to be incurred over the next two to seven years. In the opinion of management, there is currently no material range of loss in excess of the amount recorded for these sites. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in other CERCLA, RCRA, TNRCC or other comparable state or foreign law investigations, could require Lyondell to reassess its potential exposure related to environmental matters.

The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the EPA. As a result, the TNRCC has submitted a plan to the EPA to reach and demonstrate compliance with the ozone standard by the year 2007. These emission reduction controls must be installed during the next several years, well in advance of the 2007 deadline. This could result in increased capital investment, which could, in the aggregate, be between $400 million and $500 million before the 2007 deadline, and higher operating costs for Equistar, Lyondell, and LCR. Lyondell has been actively involved with a number of organizations to help solve the ozone problem in the most cost-effective manner and, in January 2001, Lyondell and an organization composed of industry participants filed a lawsuit against the TNRCC to encourage adoption of their alternative plan to achieve the same air quality improvement with less negative economic impact on the region.

In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, while studies by federal and state agencies and other organizations have shown that MTBE is safe for use in gasoline, is not carcinogenic and is effective in reducing automotive emissions, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern that MTBE may, in certain limited circumstances, affect the taste and odor of drinking water supplies, and thereby lead to possible environmental issues.

Certain federal and state governmental initiatives have sought either to rescind the oxygenate requirement for reformulated gasoline or to restrict or ban the use of MTBE. Such actions, to be effective, would require (i) a waiver of the state's oxygenate mandate, (ii) Congressional action in the form of an amendment to the Clean Air Act or (iii) replacement of MTBE with another oxygenate such as ethanol, a more costly, untested, and less widely available additive. At the federal level, a blue ribbon panel appointed by the U.S. Environmental Protection Agency (the "EPA") issued its report on July 27, 1999. That report recommended, among other things, reducing the use of MTBE in gasoline. During 2000, the EPA announced its intent to seek legislative changes from Congress to give the EPA authority to ban MTBE over a three-year period. Such action would only be granted through amendments to the Clean Air Act. Additionally, the EPA is seeking a ban of MTBE utilizing rulemaking authority contained in the Toxic Substance Control Act. It would take at least three years for such a rule to issue. Recently, however, senior policy analysts at the U.S. Department of Energy presented a study stating that banning MTBE would create significant economic risk. The presentation did not identify any benefits from banning MTBE. The EPA initiatives mentioned above or other governmental actions could result in a significant reduction in Lyondell's MTBE sales. The Company has developed technologies to convert TBA into alternate gasoline blending components should it be necessary to reduce MTBE production in the future.

General--Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect upon the Lyondell Consolidated Financial Statements.

In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the Consolidated Financial Statements. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell's results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

                           LYONDELL CHEMICAL COMPANY

19.  Lease Commitments

Lyondell leases various facilities and equipment under noncancelable lease arrangements for varying periods. As of December 31, 2000, future minimum lease payments for the next five years and thereafter, relating to all noncancelable operating leases with terms in excess of one year were as follows:

          Millions of dollars
          -------------------
          2001                                                     $ 51
          2002                                                       43
          2003                                                       36
          2004                                                       34
          2005                                                       34
          Thereafter                                                163
          Less sublease rentals                                     (51)
                                                                   ----
               Total minimum lease payments                        $310
                                                                   ====

Operating lease net rental expenses for 2000, 1999 and 1998 were $74 million, $106 million and $39 million, respectively.


20.  Stockholders' Equity

Common Stock--In May 1999, Lyondell issued 40.25 million shares of common stock at $19 per share. The net proceeds of $736 million were credited to "Common stock" and "Additional paid in capital" in the Consolidated Balance Sheet. Common stock outstanding increased from 77.0 million shares at December 31, 1998 to 117.6 million shares at December 31, 1999.

Basic and Diluted Earnings per Share--Basic earnings per share for income (loss) before extraordinary item for the periods presented are computed based upon the weighted average number of shares outstanding for the periods. Diluted earnings per share for income (loss) before extraordinary item include the effect of outstanding stock options issued under the Executive Long-Term Incentive Plan and the Incentive Stock Option Plan. These stock options were antidilutive in 1999. The following earnings (loss) per share ("EPS") data is presented for the years ended December 31:

                                         2000                      1999                  1998
                                 --------------------      -------------------    -------------------
Thousands of shares                Shares       EPS         Shares       EPS       Shares       EPS
-------------------              ---------    -------      ---------   -------    ---------   -------
Basic                              117,557      $4.00        103,115     $(.77)      77,669      $.67
Dilutive effect of options             221       (.01)            --        --           30        --
Diluted                            117,778      $3.99        103,115     $(.77)      77,699      $.67
                                 =========    =======      =========     =====     ========   =======

Treasury Stock--From time to time Lyondell purchases its shares in the open market to issue under its employee compensation and benefits plans, including stock option and restricted stock plans. During 1998, Lyondell purchased 500,000 shares for approximately $10 million to be used for such plans. In addition during 1998, Lyondell completed the stock repurchase program authorized by Lyondell's Board of Directors in September 1997. A total of 2,567,051 shares were purchased for $75 million under this stock repurchase program. For the years ended December 31, 2000, 1999 and 1998, respectively, Lyondell reissued, under the Restricted Stock Plan, 71,127 shares, 299,227 shares and 88,848 shares previously purchased.

1999 Incentive Plan--The 1999 Long-Term Incentive Plan ("1999 LTIP") provides for the grant of awards to employees of Lyondell and its subsidiaries. Awards to employees may be in the form of (i) stock options, (ii) stock appreciation rights, payable in cash or common stock, (iii) restricted grants of common stock or units denominated in common stock, (iv) performance grants denominated in common stock or units denominated in common stock that are subject to the attainment of one or more goals, (v) grants of rights to receive the value of a specified number of shares of common stock (phantom stock), and (vi) a cash payment. Awards of common stock under the 1999 LTIP are generally limited to the lesser of ten million shares or 10% of the number of shares of common stock

                           LYONDELL CHEMICAL COMPANY
outstanding at the time of granting of the award. During 2000, Lyondell awarded stock option grants for 2,228,241 shares and grants for 706,345 performance shares under this plan. The weighted-average grant-date fair value of the performance share grants was $12.91 per share. During 1999, Lyondell awarded stock option grants for 1,756,098 shares and grants for 463,123 performance shares under this plan. The weighted-average grant-date fair value of the performance share grants was $17.625 per share.

Restricted Stock Plan--Under the 1995 Restricted Stock Plan, one million shares of common stock are available for grants and awards to officers and other key management employees. Lyondell grants fixed awards of common stock that are forfeitable and subject to restrictions on transfer. Vesting is contingent on the participant's continuing employment at Lyondell for a period specified in the award. During 2000 and 1999, Lyondell granted and issued restricted stock of 71,127 shares and 299,227 shares, respectively, to officers and employees. During 1998 Lyondell granted and issued 88,848 shares of restricted stock to former employees of ARCO Chemical. The shares vest on various dates through May 4, 2003, depending upon the terms of the individual grants. Employees are entitled to receive dividends on the restricted shares.

Rights to Purchase Common Stock--On December 8, 1995, the Board of Directors of Lyondell declared a dividend of one right ("Right") for each outstanding share of Lyondell's common stock to stockholders of record on December 20, 1995. The Rights become exercisable upon the earlier of: (i) ten days following a public announcement by another entity that it has acquired beneficial ownership of 15% or more of the outstanding shares of common stock; or (ii) ten business days following the commencement of a tender offer or exchange offer to acquire beneficial ownership of 15% or more of the outstanding shares of common stock, except under certain circumstances. The Rights expire at the close of business on December 8, 2005 unless earlier redeemed at a price of $.0005 per Right or exchanged by Lyondell as described in the Rights Agreement dated as of December 8, 1995.

Stock Options--The following table summarizes activity relating to stock options under the 1999 LTIP. As of December 31, 2000, options covering 3,665,767 shares with a weighted average remaining life of 8 years were outstanding at prices ranging from $11.8125 to $20.00 per share of which 520,189 shares were exercisable.

                                                                    Average
                                             Number               Option Price
                                           of Shares                Per Share
                                          ------------            ------------
Balance, January 1, 1999                            --                 $    --
  Granted                                    1,756,098                   17.82
  Cancelled                                   (132,664)                  18.13
                                            ----------
Balance, December 31, 1999                   1,623,434                   17.79
  Granted                                    2,228,241                   13.07
  Cancelled                                   (185,908)                  16.64
                                            ----------
Balance, December 31, 2000                   3,665,767                   14.98
                                            ==========

Lyondell's Executive Long-Term Incentive Plan ("LTI Plan") became effective in November 1988. The last stock options granted under the LTI Plan were granted in March 1994. No additional stock option grants will be made under this plan. As of December 31, 2000, options covering 596,264 shares were outstanding under the LTI Plan with a weighted average remaining life of 2 years, all of which were exercisable at prices ranging from $20.25 to $26.00 per share.

                           LYONDELL CHEMICAL COMPANY

The following summarizes stock option activity for the LTI Plan:

                                                                    Average
                                                   Number        Option Price
                                                  of Shares        Per Share
                                                  ---------      ------------

Balance, January 1, 1998                            732,160            $23.50
  Exercised                                         (92,952)            22.90
  Cancelled                                         (22,727)            23.02
                                                   --------            ------
Balance, December 31, 1998                          616,481            $23.61
  Cancelled                                          (7,884)            23.62
                                                   --------            ------
Balance, December 31, 1999                          608,597            $23.61
  Exercised                                          (6,850)            20.25
  Cancelled                                          (5,483)            21.30
                                                   --------            ------
Balance, December 31, 2000                          596,264            $23.67
                                                   ========

Lyondell's Incentive Stock Option Plan ("ISO Plan"), a tax qualified plan, became effective in January 1989. The last stock options granted under the ISO Plan were granted in March 1993. No additional grants will be made under the ISO Plan. As of December 31, 1998, options covering 145,191 shares were outstanding at $30.00 per share. These options expired in January 1999. At December 31, 1999, no stock options were outstanding. The following summarizes stock option activity for the ISO Plan:

                                                                    Average
                                                   Number        Option Price
                                                  of Shares        Per Share
                                                  ---------      ------------
Balance, January 1, 1998                            156,751             29.99
    Cancelled                                       (11,408)            30.00
    Exercised                                          (152)            19.44
                                                  ---------            ------
Balance, December 31, 1998                          145,191             30.00
    Cancelled                                      (145,191)            30.00
                                                  ---------            ------
Balance, December 31, 1999                               --
                                                  =========

Employee stock options are accounted for under the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized in connection with stock option grants under the plans. The pro forma impact on net income and earnings per share from calculating compensation expense consistent with SFAS No. 123, Accounting for Stock-Based Compensation, in 2000 and 1999 was approximately $6 million, or $.05 per share and $.06 per share, respectively. There were no grants in 1998. The fair value per share of options granted was estimated as of the date of grant using the Black-Scholes option-pricing model and the following assumptions.

                                                    2000          1999
                                                  -----------------------
Fair value per share of options granted             $4.04           $4.67
Fair value assumptions:
  Dividend yield                                        5%              5%
  Expected volatility                                  46%             35%
  Risk-free interest rate                             6.5%              5%
  Maturity, in years                                   10              10

                           LYONDELL CHEMICAL COMPANY

21.  Supplemental Cash Flow Information

Supplemental cash flow information is summarized as follows for the years ended December 31:

Millions of dollars                                  2000    1999    1998
-------------------                                  ----    ----    ----
Interest paid                                        $521    $570    $230
                                                     ====    ====    ====
Net income taxes (received) paid                     $ 57    $(91)   $ 63
                                                     ====    ====    ====

Effective December 31, 1999, Lyondell made a noncash capital contribution to LCR by converting $47 million of its note receivable from LCR to a capital investment in LCR.


22.  Segment and Related Information

Using the guidelines set forth in SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, Lyondell has identified four reportable segments: (i) intermediate chemicals and derivatives; (ii) petrochemicals; (iii) polymers; and (iv) refining. The accounting policies of the segments are the same as those described in "Summary of Significant Accounting Policies" (see
Note 2). The methanol segment is not a reportable segment. The reportable segments are described further below:

Intermediate Chemicals and Derivatives--This segment consists of the production and marketing of propylene oxide, propylene glycol, propylene glycol ethers, toluene diisocyanate, styrene monomer and MTBE. The polyether polyols business is included through March 31, 2000, the date of sale to Bayer.

Petrochemicals--This segment consists of the petrochemicals business of Equistar, which includes production and marketing of olefins, including ethylene, propylene and butadiene, aromatics, including benzene and toluene; oxygenated products, including ethylene oxide and derivatives, ethylene glycol, ethanol and MTBE, and specialty products, including refinery blending stocks.

Polymers--This segment consists of the polymers business of Equistar, which includes production and marketing of polyolefins, including HDPE, LDPE, LLDPE; and performance polymers products, including wire and cable insulating resins and compounds, adhesive resins, and fine powders. Equistar's color concentrates and compounds business, which was part of performance polymers products, was sold effective April 30, 1999.

Refining--This segment, which is comprised of LCR operations, consists of: refined petroleum products, including conventional and reformulated gasoline, low sulfur diesel and jet fuel; aromatics, including benzene, toluene, paraxylene and orthoxylene; lubricants, including industrial lubricants, white oils and process oils; carbon black oil; sulfur; residual fuel and petroleum coke.

No customer accounted for 10% or more of consolidated sales during the years ended December 31, 2000, 1999 or 1998. However, under the terms of the LCR Products Agreement (see Note 6), CITGO purchases substantially all of the refined products of the Refining segment.

                           LYONDELL CHEMICAL COMPANY

Summarized financial information for Lyondell's reportable segments is shown in the following table.

                              Intermediate
                              Chemicals and
Millions of dollars            Derivatives       Petrochemicals      Polymers       Refining       Other        Total
-------------------           -------------      --------------      --------       --------       -----        -----
2000
----
Sales and other                      $4,036                                                                     $4,036
  operating revenues
Operating income                        339                                                                        339
Income from equity
  investments                            --                $285          $(76)          $ 86       $ (96)          199
Total assets                          6,150                 336           139            249         173        $7,047
Capital expenditures                    104                                                                        104
Depreciation and
  amortization expense                  279                                                                        279

1999
----
Sales and other
  operating revenues                 $3,693                                                                     $3,693
Operating income                        404                                                                        404
Income from equity
 investments                             --                $183          $ 21           $ 23       $(151)           76
Total assets                          8,557                 314           140            271         216         9,498
Capital expenditures                    131                  --            --             --          --           131
Depreciation and
  amortization expense                  330                  --            --             --          --           330

1998
----
Sales and other
  operating revenues                 $1,447                                                                     $1,447
Unusual charges                          57                                                        $   4            61
Operating income                        108                                                           (4)          104
Income from equity
 investments                             --                $159          $ 89           $110        (123)          235
Total assets                          8,131                 297           201            315         212         9,156
Capital expenditures                     64                  --            --             --          --            64
Depreciation and
  amortization expense                  138                  --            --             --          --           138

The following table presents the details of "Income from equity investments" as presented above in the "Other" column for the years ended December 31:

Millions of dollars                                    2000      1999     1998
-------------------                                   ------    ------   ------
Equistar items not allocated to petrochemicals and
 polymers segments:
  Principally general and administrative expenses
   and interest expense, net                           $(108)    $(171)   $(129)
  Other income, net                                       --        19       --
Income from other equity investments                      12         1        6
                                                       -----     -----    -----
  Total--Other                                         $ (96)    $(151)   $(123)
                                                       =====     =====    =====

                           LYONDELL CHEMICAL COMPANY

The following table presents the details of "Total assets" as presented above in the "Other" column for the years ended December 31:

Millions of dollars                                    2000      1999      1998
-------------------                                   ------    ------    ------
Equistar items not allocated to petrochemicals and
 polymers segments:
  Goodwill                                             $  99     $ 113     $ 126
  Other assets                                            25        40        36
Other equity investments                                  49        63        50
                                                       -----     -----     -----
  Total--Other                                         $ 173     $ 216     $ 212
                                                       =====     =====     =====

The following "Revenues" by country data are based upon the location of the use of the product. The "Long-lived assets" by country data is based upon the location of the assets.

                                     Revenues             Long-Lived Assets
                           ------------------------    ------------------------
Millions of dollars         2000     1999     1998      2000     1999     1998
-------------------        ------   ------   ------    ------   ------   ------
United States              $2,101   $1,826   $  724    $1,482   $2,944   $3,046
Foreign                     1,935    1,867      723       947    1,347    1,465
                           ------------------------    ------------------------
  Total                    $4,036   $3,693   $1,447    $2,429   $4,291   $4,511
                           ========================    ========================

Foreign long-lived assets primarily consist of the net property, plant and equipment of two plants, located in Rotterdam, The Netherlands, and Fos-sur-Mer, France, both of which are part of the IC&D segment. Prior to the purchase of ARCO Chemical as of July 28, 1998, Lyondell had no operations outside the United States and no significant export sales.


23.  Unaudited Quarterly Results

                                                           For the quarter ended
                                                -----------------------------------------------
Millions of dollars, except per share data      March 31   June 30   September 30   December 31
------------------------------------------      --------   -------   ------------   -----------
2000
----
Sales and other operating revenues                $1,136     $ 976          $ 975        $  949
Operating income                                      87       142             97            13
Income from equity investments                        50        66             83           - -
Net income (loss) (a)                                306        46            133           (48)
Basic and diluted earnings (loss) per
 share before extraordinary item (a) (c)            2.69       .39           1.13          (.38)


1999
----
Sales and other operating revenues                $  855     $ 854          $ 976        $1,008
Operating income                                     129       100            100            75
Income from equity investments                        21         8             40             7
Net income (loss) (b)                                  2       (42)           (17)          (58)
Basic and diluted earnings (loss) per
 share before extraordinary item (b) (c)             .02      (.11)          (.11)         (.50)

------------
(a) The first and third quarters of 2000 included after-tax gains on asset sales of $369 million, or $3.14 per share, and $31 million, or $.26 per share, respectively. The first, second and fourth quarters of 2000 included an extraordinary loss on early extinguishment of debt of $11 million, or $.09 per share, $19 million, or $.16 per share, and $3 million, or $.03 per share, respectively.
(b) The second and third quarters of 1999 included an extraordinary loss on early extinguishment of debt of $31 million, $.32 per share, and $4 million, $.03 per share, respectively.

                           LYONDELL CHEMICAL COMPANY

(c) Earnings per common share calculations for each of the quarters are based upon the weighted average number of shares outstanding for each period (basic earnings per share). The sum of the quarters may not necessarily be equal to the full year earnings per share amount.


24. Supplemental Guarantor Information

ARCO Chemical Technology Inc. ("ACTI"), ARCO Chemical Technology L.P. ("ACTLP") and Lyondell Chemical Nederland, Ltd. ("LCNL") are guarantors (collectively "Guarantors") of the Credit Facility as well as the $500 million senior subordinated notes and $1.9 billion senior secured notes issued by Lyondell in May 1999. LCNL, a Delaware corporation, is a wholly owned subsidiary of Lyondell that operates a chemical production facility in Rotterdam, The Netherlands and has been a Guarantor since the Credit Facility was entered into. In April 2000, pursuant to the terms of Lyondell's Credit Facility, ACTI and ACTLP became "significant subsidiaries" as defined in the Credit Facility, and, as such, guarantors of the above-mentioned debt securities. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior subordinated notes and senior secured notes. The following condensed consolidating financial information present supplemental information for the Guarantors as of and for the years ended December 31, 2000 and 1999.

                           LYONDELL CHEMICAL COMPANY

                 CONDENSED CONSOLIDATING FINANCIAL INFORMATION
                 As of and for the year ended December 31, 2000


                                                                           Non-                             Consolidated
Millions of dollars                      Lyondell       Guarantor       Guarantors       Eliminations         Lyondell
-------------------                      --------       ---------       ----------       ------------       ------------
BALANCE SHEET
Total current assets                       $1,103         $   242       $       --        $        --             $1,345
Property, plant and equipment, net          1,863             566               --                 --              2,429
Other investments and
 long-term receivables                      3,154             413              920             (2,881)             1,606
Goodwill, net                                 738             414               --                 --              1,152
Other assets                                  450              61               --                  4                515
                                           ------         -------             ----            -------             ------
Total assets                               $7,308         $ 1,696             $920            $(2,877)            $7,047
                                           ======         =======             ====            =======             ======

Current maturities of long-term debt       $   10         $    --             $ --        $        --             $   10
Other current liabilities                     501             223               --                 --                724
Long-term debt,
 less current maturities                    3,844              --               --                 --              3,844
Other liabilities                             382              59               --                 --                441
Deferred income taxes                         562             140               --                 --                702
Intercompany liabilities (assets)           1,173          (1,245)              68                  4                 --
Minority interest                             181              --               --                 --                181
Stockholders' equity                          655           2,519              852             (2,881)             1,145
                                           ------         -------             ----            -------             ------
Total liabilities and
 stockholders' equity                      $7,308         $ 1,696             $920            $(2,877)            $7,047
                                           ======         =======             ====            =======             ======
STATEMENT OF INCOME

Sales and other operating revenues         $3,454         $   936             $ --            $  (354)            $4,036
Cost of sales                               3,052             673               --               (354)             3,371
Selling, general and
 administrative expenses                      185               5               --                 --                190
Research and development expense               35              --               --                 --                 35
Amortization of goodwill
 and other intangibles                         79              22               --                 --                101
                                           ------         -------             ----            -------             ------
Operating income                              103             236               --                 --                339
Interest income (expense), net               (479)              1               16                 --               (462)
Other income (expense), net                   754            (137)              --                 --                617
Income from equity investments                176              --              190               (167)               199
Intercompany income (expense)                   4              82              (77)                (9)                --
Provision for income taxes                    162              82               62                (83)               223
                                           ------         -------             ----            -------             ------
Income before
 extraordinary item                           396             100               67                (93)               470
Extraordinary item, net of taxes              (33)             --               --                 --                (33)
                                           ------         -------             ----            -------             ------
Net income                                 $  363         $   100             $ 67            $   (93)            $  437
                                           ======         =======             ====            =======             ======

                           LYONDELL CHEMICAL COMPANY

                      For the year ended December 31, 2000

                                                                           Non-                             Consolidated
Millions of dollars                      Lyondell       Guarantor       Guarantors       Eliminations         Lyondell
-------------------                      --------       ---------       ----------       ------------       ------------
STATEMENT OF CASH FLOWS
Net income                               $    270       $      99       $       68       $         --       $        437
Adjustments to reconcile net
 income to net cash provided
 by (used in) operating activities:
  Depreciation and amortization               222              57               --                 --                279
  Extraordinary item                           33              --               --                 --                 33
  (Gain) loss on sale of assets              (599)              9               --                 --               (590)
  Net changes in working
   capital and other                          244            (217)            (125)                --                (98)
                                         --------       ---------       ----------       ------------       ------------
  Net cash provided by
   (used in) operating
   activities                                 170             (52)             (57)                --                 61
                                         --------       ---------       ----------       ------------       ------------
  Proceeds from sale of
    Assets, net of cash sold                2,281             216               --                 --              2,497
Expenditures for property,
 plant and equipment                          (68)            (36)              --                 --               (104)
Contributions and advances
 to affiliates                                  8              --              (48)                --                (40)
Distributions from affiliates
 in excess of earnings                        (20)             --              105                 --                 85
Other                                          91              --               --                (91)                --
                                         --------       ---------       ----------       ------------       ------------
  Net cash provided
   by investing activities                  2,292             180               57                (91)             2,438
                                         --------       ---------       ----------       ------------       ------------
Payment of debt issuance costs                (20)             --               --                 --                (20)
Repayment of long-term debt                (2,417)             --               --                 --             (2,417)
Dividends paid                               (106)            (91)              --                 91               (106)
                                         --------       ---------       ----------       ------------       ------------
  Net cash used in
   financing activities                    (2,543)            (91)              --                 91             (2,543)
                                         --------       ---------       ----------       ------------       ------------
Effect of exchange rate
 changes on cash                               46             (49)              --                 --                 (3)
                                         --------       ---------       ----------       ------------       ------------
Increase in cash and
 cash equivalents                             (35)            (12)              --                 --                (47)
Cash and cash equivalents:
  Beginning of year                           275              32               --                 --                307
                                         --------       ---------       ----------       ------------       ------------
  End of year                            $    240       $      20       $       --       $         --       $        260
                                         ========       =========       ==========       ============       ============

                           LYONDELL CHEMICAL COMPANY

                 As of and for the year ended December 31, 1999

                                                                           Non-                            Consolidated
Millions of dollars                      Lyondell       Guarantor       Guarantors      Eliminations         Lyondell
-------------------                      --------       ---------       ----------      ------------       ------------
BALANCE SHEET
Total current assets                       $1,567          $  311             $  8      $         --             $1,886
Property, plant and equipment, net          3,650             641               --                --              4,291
Other investments and
 long-term receivables                      2,925              50              936            (2,896)             1,015
Goodwill, net                                 765             780               --                --              1,545
Other assets                                  573             188               --                --                761
                                           ------          ------             ----           -------             ------
Total assets                               $9,480          $1,970             $944           $(2,896)            $9,498
                                           ======          ======             ====           =======             ======

Current maturities of long-term debt       $  225          $   --             $ --      $         --             $  225
Other current liabilities                     614             182               --                --                796
Long-term debt,
 less current maturities                    6,046              --               --                --              6,046
Other liabilities                             330               1               --                --                331
Deferred income taxes                         746             145               --                --                891
Intercompany liabilities (assets)             310            (605)             295                --                 --
Minority interest                             202              --               --                --                202
Stockholders' equity                        1,007           2,247              649            (2,896)             1,007
                                           ------          ------             ----           -------             ------
Total liabilities and
 stockholders' equity                      $9,480          $1,970             $944           $(2,896)            $9,498
                                           ======          ======             ====           =======             ======

STATEMENT OF INCOME

Sales and other operating revenues         $3,225          $  796             $ --           $  (328)            $3,693
Cost of sales                               2,663             556               --              (328)             2,891
Selling, general and
 administrative expenses                      240              --               --                --                240
Research and development expense               58              --               --                --                 58
Amortization of goodwill
 and other intangibles                         65              35               --                --                100
                                           ------          ------             ----           -------             ------
Operating income                              199             205               --                --                404
Interest income (expense), net               (606)              3               14                --               (589)
Other income (expense), net                   151            (146)              --                --                  5
Income from equity investments                354              --               72              (350)                76
Intercompany income (expense)                 (15)            281                5              (271)                --
Provision for (benefit from)
 income taxes                                  10              67               16              (117)               (24)
                                           ------          ------             ----           -------             ------
Income (loss) before
 extraordinary item                            73             276               75              (504)               (80)
Extraordinary item, net of taxes              (35)             --               --                --                (35)
                                           ------          ------             ----           -------             ------
Net income (loss)                          $   38          $  276             $ 75           $  (504)            $ (115)
                                           ======          ======             ====           =======             ======

                           LYONDELL CHEMICAL COMPANY

                      For the year ended December 31, 1999

                                                                           Non-                            Consolidated
Millions of dollars                      Lyondell       Guarantor       Guarantors      Eliminations         Lyondell
-------------------                      --------       ---------       ----------      ------------       ------------
STATEMENT OF CASH FLOWS
Net (loss) income                         $  (466)          $ 277            $  74       $        --            $  (115)
Adjustments to reconcile net
 (loss) income to net cash provided
 by (used in) operating activities:
  Depreciation and amortization               269              61               --                --                330
  Extraordinary item                           35              --               --                --                 35
  Net changes in working
   capital and other                          351            (127)            (174)               --                 50
                                          -------           -----            -----       -----------            -------
  Net cash provided by
   (used in) operating
   activities                                 189             211             (100)               --                300
                                          -------           -----            -----       -----------            -------
Expenditures for property,
 plant and equipment                         (116)            (15)              --                --               (131)
Contributions and advances
 to affiliates                                (18)             --              (34)               --                (52)
Distributions from affiliates
 in excess of earnings                         --              --              134                --                134
Other                                         171              --               --              (167)                 4
                                          -------           -----            -----       -----------            -------
  Net cash provided by
   (used in) investing                         37             (15)             100              (167)               (45)
   activities
                                          -------           -----            -----       -----------            -------

Repayment of long-term debt                (4,122)             --               --                --             (4,122)
Proceeds from issuance
 of long-term debt                          3,400              --               --                --              3,400
Payment of debt issuance costs               (107)             --               --                --               (107)
Issuance of common stock                      736              --               --                --                736
Dividends paid                                (97)           (167)              --               167                (97)
Other                                           8              --               --                --                  8
                                          -------           -----            -----       -----------            -------
  Net cash used in
   financing activities                      (182)           (167)              --               167               (182)
                                          -------           -----            -----       -----------            -------
Effect of exchange rate
 changes on cash                               29             (28)              --                --                  1
                                          -------           -----            -----       -----------            -------
Increase in cash and
 cash equivalents                              73               1               --                --                 74
Cash and cash equivalents:
  Beginning of year                           202              31               --                --                233
                                          -------           -----            -----       -----------            -------
  End of year                             $   275           $  32            $  --       $        --            $   307
                                          =======           =====            =====       ===========            =======